UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-40033

CUSIP Number: 744413105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

P3 HEALTH PARTNERS, INC.
Full Name of Registrant

Foresight Acquisition Corp.
Former Name if Applicable

2370 Corporate Circle, Suite 300
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

P3 Health Partners, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period. The Company requires additional time to complete the accounting, financial statements and disclosures in the Form 10-K related to the completion of the Company’s business combination on December 3, 2021, due to the timing of the transaction and the extensive and complex accounting and disclosure requirements related to the business combination. The Company has dedicated significant resources to completing the Form 10-K and is working diligently to complete the necessary work to file the Form 10-K as soon as practical within the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Eric Atkins	702	910-3950
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

P3 Health Partners Inc. (f/k/a Foresight Acquisition Corp.) (the “Company”) was originally incorporated under the name Foresight Acquisition Corp. (“Foresight”) as a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock-exchange, asset acquisition, share purchase, reorganization, or similar business combination. As disclosed in the Company's Current Report on Form 8-K filed with the SEC on December 9, 2021, on December 3, 2021 (the “Closing Date”), Foresight consummated a business combination with P3 Health Group Holdings, LLC, a Delaware limited liability company, pursuant to (1) an agreement and plan of merger, dated as of May 25, 2021, as amended, and (2) the transaction and combination agreement, dated as of May 25, 2021, as amended (together, the “Transaction Agreements”). The transactions contemplated by the Transaction Agreements are referred to herein as the “Business Combinations.” Upon the closing of the Business Combinations, we changed our name to P3 Health Partners, Inc. Following completion of the Business Combinations, we operate our business through P3 LLC (as the successor of P3 Health Group Holdings, LLC) and its subsidiaries.

The Business Combinations were accounted for using the acquisition method of accounting and the Successor (defined below) financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. As a result of the Business Combinations, for accounting purposes, the Company is the acquirer and P3 Health Group Holdings, LLC is the accounting acquiree and predecessor. All historical financial information that will be presented in the consolidated financial statements in the Form 10-K include the financial statements of P3 Health Group Holdings, LLC as “Predecessor” for the periods prior to the Closing Date and of the Company as “Successor” for the periods after the Closing Date, including the consolidation of P3 Health Group Holdings, LLC. Accordingly, the Business Combinations resulted in the presentation of the Company’s financial statements on different bases for the period December 3, 2021 through December 31, 2021 (the “Successor Period”), and the period January 1, 2021 through December 2, 2021 and the fiscal years ended December 31, 2020 and 2019 (the “Predecessor Periods”).

The Company expects that total revenue for the Predecessor Period January 1, 2021 through December 2, 2021 will be approximately $583.8 million and for the Successor Period will be approximately $58.3 million, compared to $485.5 million for the Predecessor for the year ended December 31, 2020. Further, the Company expects that net loss for the Predecessor Period January 1, 2021 through December 2, 2021 will be approximately $137.9 million and for the Successor Period will be approximately $44.0 million, compared to a net loss of $45.4 million for the Predecessor for the year ended December 31, 2020. The above estimates are preliminary and subject to change based, among other things, on the Company’s completion of the audit of its financial statements for the year ended December 31, 2021.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our preliminary expectations as to revenue and net loss and our beliefs and expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Form 10-K, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

P3 HEALTH PARTNERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2022	By	/s/ Eric Atkins
Name: Eric Atkins Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).